Exhibit 99.3

Sun Life Financial Inc. Form of Shareholder Proxy for the May 9, 2019 Annual Meeting

Your control number is:

The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Company”) hereby appoints William D. Anderson, Chairman of the Board, or failing him, Scott F. Powers, Chair of the Governance, Nomination & Investment Committee, or failing him, a director of the Company appointed by the directors present at the meeting, or instead of any of the foregoing,                                                                           as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Company to be held on Thursday, May 9, 2019 and at any continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person or company other than those designated above by inserting the name of such person in the space provided above.

A duly completed form of proxy must be received by the Company’s transfer agent and registrar, AST Trust Company (Canada), no later than 5:00 pm (Toronto time) on Tuesday, May 7, 2019 or, in the case of an adjournment of the meeting, by no later than 5:00 pm (Toronto time) on the date that is two business days before the meeting is reconvened. See reverse side for instructions for submitting your proxy.

Information on the following can be found in the Management Information Circular of the Company dated March 15, 2019.

The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1. Election of Directors	01	William D. Anderson	☐ For ☐ Withhold	07	Sara Grootwassink Lewis	☐ For ☐ Withhold

	02	Dean A. Connor	☐ For ☐ Withhold	08	James M. Peck	☐ For ☐ Withhold

	03	Stephanie L. Coyles	☐ For ☐ Withhold	09	Scott F. Powers	☐ For ☐ Withhold

	04	Martin J. G. Glynn	☐ For ☐ Withhold	10	Hugh D. Segal	☐ For ☐ Withhold

	05	Ashok K. Gupta	☐ For ☐ Withhold	11	Barbara G. Stymiest	☐ For ☐ Withhold

	06	M. Marianne Harris	☐ For ☐ Withhold

2. Appointment of Deloitte LLP as Auditor						☐ For ☐ Withhold

3. Non-Binding Advisory Vote on Approach to Executive Compensation						☐ For ☐ Against

Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd-mm-yyyy)
X	– –

If you have questions regarding this proxy, please refer to the Voting section of the Management Information Circular for contact information.

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Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 9, 2019, and any continuation of the Annual Meeting after any adjournment thereof.

a)

If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures must agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)	If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)

Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)	This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)	This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 15, 2019.

Instructions for Submitting Your Proxy

By Mail:	Mark, sign, date and return in the envelope provided.

By Email:	Mark, sign, date, scan and email both pages to proxyvote@astfinancial.com.

By Telephone:	From Canada or the United States only, using a touch-tone telephone, call toll free 1-888-489-7352 (English and French) and follow the voice instructions. You will need to refer to your control number printed on the front of this proxy form.

By Internet:	Access www.astvotemyproxy.com and follow the instructions. You will need to refer to your control number printed on the front of this proxy form.

THIS IS THE END OF THE PROXY FORM FOR THE 2019 ANNUAL MEETING.

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Electronic Delivery of Documents

We are permitted to deliver some documents to you by electronic means provided you consent. You can provide your consent by signing up on-line at: https://ca.astfinancial.com/SLFGoDigital or by checking the box and providing your e-mail address below. We encourage you to take advantage of this service.

You may change your e-mail address at any time by writing to the Company’s transfer agent, AST Trust Company (Canada), at sunlifeinquiries@astfinancial.com.

Please provide your instructions along with your name, address and Shareholder Account Number.

To: AST Trust Company (Canada)

❑

I wish to receive materials prepared by Sun Life Financial Inc., such as notices of annual or special shareholder meetings, information circulars, annual financial statements and other information required to be sent to shareholders, electronically.

My e-mail address is:

Annual Financial Statements

The Insurance Companies Act (Canada) provides that you may decline to receive annual financial statements by providing written instructions. Please check the box below if you do not wish to receive future annual financial statements. If you do not provide instructions, the annual financial statements will be mailed to you. You may change your instructions at any time by writing to the Company’s transfer agent at: AST Trust Company (Canada), PO Box 700, Station B, Montreal, Quebec, Canada H3B 3K3.

❑	I do not wish to receive annual financial statements.

Interim Financial Statements

Sun Life Financial Inc.‘s interim financial statements and the related management’s discussion and analysis are available on-line at www.sunlife.com. If you want us to send you these documents, please select one of the options below. If you do not provide instructions, these documents will not be sent to you. You may also sign up on-line at: https://ca.astfinancial.com/financialstatements (company code: 6981b). You will be asked this question annually.

❑	I wish to receive 2019 interim financial statements and the related management’s discussion and analysis by e-mail:

❑	I wish to receive 2019 interim financial statements and the related management’s discussion and analysis by mail.

Shareholder’s name and account number
Your signature(s) – all common shareholders named on proxy must sign X	Date (dd-mm-yyyy) – –

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